Joint Filers’ Names and Addresses

(1) Insight Venture Partners V (Employee Co-Investors), L.P.

(2) Insight Venture Partners (Cayman) V, L.P.

(3) Insight Venture Partners V Coinvestment Fund, L.P.

(4) Insight Venture Associates V, L.L.C.

(5) Insight Holdings Group, LLC

The business address for all of the above reporting persons is:

1114 Avenue of The Americas
36th Floor
New York, N.Y. 10019